UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 15, 2021 (December 14, 2021)

Entegris, Inc.
 (Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

001-32598	41-1941551
(Commission File Number)	(I.R.S. Employer Identification No.)

129 Concord Road, Billerica, MA	01821
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (978) 436-6500

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.01 par value per share	ENTG	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

On December 15, 2021, Entegris, Inc. (“Entegris”) and CMC Materials, Inc. (“CMC”) issued a joint press release announcing their entry into an agreement and plan of merger, by and among Entegris, CMC and Yosemite Merger Sub, Inc., dated as of December 14, 2021. Also on December 15, 2021, Entegris provided supplemental information regarding the proposed transaction in connection with a presentation to investors.

A copy of the joint press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference. A copy of the investor presentation is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description of Exhibit

99.1	Joint Press Release, dated December 15, 2021

99.2	Investor Presentation, dated December 15, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Entegris, Inc. (“Entegris”) and CMC Materials, Inc. (“CMC”). In connection with the proposed transaction, Entegris intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of CMC and that also constitutes a prospectus of Entegris. Each of Entegris and CMC may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or Registration Statement or any other document that Entegris or CMC may file with the SEC.  Any definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of CMC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Entegris and CMC, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Entegris will be available free of charge on Entegris’ website at http://Entegris.com or by contacting Entegris’ Investor Relations Department by email at irelations@Entegris.com or by phone at +1 978-436-6500. Copies of the documents filed with the SEC by CMC will be available free of charge on CMC’s website at www.CMCmaterials.com/investors or by contacting CMC’s Investor Relations Department by email at investors@CMCmaterials.com by phone at +1 630-499-2600.

Participants in the Solicitation

Entegris, CMC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Entegris is set forth in Entegris’ proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 17, 2021, and Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 5, 2021. Information about the directors and executive officers of CMC is set forth in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on January 19, 2021, and CMC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021, which was filed with the SEC on November 12, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus included in the Registration Statement, and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Registration Statement and the proxy statement/prospectus carefully when these become available before making any voting or investment decisions. You may obtain free copies of these documents from Entegris or CMC using the sources indicated above.

Cautionary Note on Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements, including statements related to anticipated results of operations, business strategies of Entegris, CMC and the combined company, anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on Entegris’ and CMC’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of CMC’s and Entegris’ operations or operating results, are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Entegris’ and CMC’s control, and could cause actual results to differ materially from those indicated in such forward-looking statements. These factors and risks include, but are not limited to, (i) weakening of global and/or regional economic conditions, generally or specifically in the semiconductor industry, which could decrease the demand for Entegris’ and CMC’s products and solutions; (ii) the parties’ ability to meet rapid demand shifts; (iii) the parties’ ability to continue technological innovation and introduce new products to meet customers’ rapidly changing requirements; (iv) Entegris’ and CMC’s ability to protect and enforce intellectual property rights; (v) operational, political and legal risks of Entegris’ and CMC’s international operations; (vi) the increasing complexity of certain manufacturing processes; (vii) raw material shortages, supply and labor constraints and price increases; (viii) changes in government regulations of the countries in which Entegris and CMC operate; (ix) the fluctuation of currency exchange rates; (x) fluctuations in the market price of Entegris’ stock; (xi) the level of, and obligations associated with, Entegris’ and CMC’s indebtedness; (xii) the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and (xiii) other risk factors and additional information.  In addition, risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Entegris’ businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with CMC’s ability to obtain the approval of the proposed transaction by its stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a regulatory consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the outcome of any legal proceedings related to the merger, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction.  While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and proxy statement/prospectus are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For a more detailed discussion of such risks and other factors, see Entegris’ and CMC’s filings with the Securities and Exchange Commission, including under the heading “Risks Factors” in Item 1A of Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 5, 2021, and CMC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021, which was filed with the SEC on November 12, 2021 and in other periodic filings, available on the SEC website or www.Entegris.com or www.cmcmaterials.com. Entegris and CMC assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 15, 2021	ENTEGRIS, INC.

	By:	/s/ Gregory B. Graves
Name: Gregory B. Graves
Title: Executive Vice President & Chief Financial Officer

Exhibit 99.1

Entegris to Acquire CMC Materials to Create a Leader in Electronic Materials

Adds Leading CMP Products and Technology to Entegris’ World-Class Solutions Set, Creating a Comprehensive Electronic Materials Platform

Highly Complementary Combined Portfolio Expands Served Markets and Content per Wafer Opportunity

Opportunity to Unlock Growth and Profitability through Enhanced Innovation, Scale, Execution and Revenue Synergies

Expected to be Significantly Accretive to Non-GAAP EPS in Year 1; Generates $75 Million in Run-Rate Cost Synergies and $40 Million of CapEx Synergies within 12-18 Months from Closing

Entegris and CMC Materials to Host Conference Call Today at 8:00 a.m. EST

Billerica, Mass. and Aurora, IL., December 15, 2021 – Entegris, Inc. (NASDAQ: ENTG) and CMC Materials, Inc. (NASDAQ: CCMP) today announced a definitive merger agreement under which Entegris will acquire CMC Materials in a cash and stock transaction with an enterprise value of approximately $6.5 billion.

Under the terms of the agreement, CMC Materials shareholders will receive $133.00 in cash and 0.4506 shares of Entegris common stock for each share of CMC Materials common stock they own. The total per share consideration represents a 35% premium over CMC Materials’ closing price on December 14, 2021, and a 38% premium to the 10-day volume weighted average share price. Upon completion of the transaction, Entegris shareholders will own approximately 91% of the combined company and CMC Materials shareholders will own approximately 9%.

CMC Materials is a leading supplier of advanced materials primarily for the semiconductor industry. The addition of CMC Materials’ leading CMP portfolio will broaden Entegris’ solutions set, creating a comprehensive electronic materials offering. The complementary nature of the companies’ technology platforms will enable Entegris to bring to market a broader array of innovative and high-value solutions, at a faster pace. These enhanced materials and process solutions for the most advanced manufacturing environments will help customers improve productivity, performance and total cost of ownership.

Bertrand Loy, President and Chief Executive Officer of Entegris, said, “Acquiring CMC Materials will further differentiate our unit-driven platform and advance our ability to provide a broad range of process solutions for our customers, at a faster time-to-solution. The highly complementary combined portfolio creates the industry’s most comprehensive and innovative end-to-end electronic materials offering, as well as significantly expands our growing served market and content per wafer opportunity. In addition, we believe the acquisition will allow us to unlock significant growth through enhanced innovation, scale and execution. We also expect to utilize our significant cash flows to rapidly reduce leverage. We are confident that as a combined organization, we will be poised to deliver significant value for our customers, colleagues and shareholders.”

“We are excited to be joining forces with Entegris. The combination provides immediate and substantial value to CMC Materials shareholders and provides meaningful participation in the long-term growth opportunities created by the transaction,” said David Li, President and Chief Executive Officer of CMC Materials. “CMC Materials and Entegris share highly complementary businesses and capabilities grounded in world-class innovation and customer collaboration. As part of Entegris’ leading platform, we will maintain our strong focus on technology innovation and customer partnerships and provide expanded opportunities for our employees. We look forward to what the combined company can accomplish.”

Compelling Strategic and Financial Benefits

•
Highly Complementary Combined CMP Portfolio Significantly Expands Served Markets and Provides Customers with Comprehensive and Innovative Offering: Entegris will offer a compelling value proposition to customers in the industry through a broader portfolio of solutions and enhanced operating capabilities, in the fab environment and across the supply chain. The addition of CMC Materials’ leading CMP slurries and pads will provide Entegris with a full end-to-end suite of CMP solutions, also including liquid filters (POU and bulk), post-CMP cleaning chemistries and brushes, CMP pad conditioners, particle monitors and chemical packaging products, enabling shorter development times for these solutions. The expanded portfolio will increase Entegris’ growing served markets in semiconductor applications to approximately $12 billion as well as its content per wafer opportunity, and it will increase Entegris’ unit-driven revenue from 70% to approximately 80%.

•
Accelerates Innovation Capabilities through Greater R&D Scale and Expanded IP Portfolio: As customers transition to more complex device architectures, there will be increased demand for higher-quality, higher-performing technologies, delivered to market faster. Entegris will have greater capability to innovate and meet evolving customer demand through the deployment of proven, industry-leading commercial, operational and R&D capabilities. In addition, Entegris’ deep expertise in purification, contamination control and advanced materials will enhance CMC Materials’ long-term technology advancement.

•
Meaningful Revenue Growth and EPS Accretion: The transaction is expected to be significantly accretive to non-GAAP EPS within the first year post-closing. Entegris expects to realize $75 million in run-rate cost synergies and $40 million in CapEx synergies within 12 to 18 months from the closing of the transaction. In addition, Entegris expects to drive meaningful revenue synergies through co-optimized solutions, cross-selling opportunities and stronger customer response and collaboration.

•
Strong Cash Flow Generation Enables Investments in Growth and Disciplined Deleveraging: Entegris is targeting pro forma adjusted gross leverage of approximately 4.0x at closing. With approximately $1.1 billion in adjusted EBITDA on a pro forma LTM basis including synergies, Entegris will be well positioned to rapidly reduce its leverage to less than 3.0x, while investing in growth opportunities and continuing its dividend policy for the benefit of Entegris and CMC Materials shareholders. Entegris plans to suspend share repurchases until further notice.

Additional Terms, Financing and Approvals

The transaction is to be financed with a combination of equity issued to CMC Materials, new debt and cash on hand. Entegris has obtained fully committed debt financing from Morgan Stanley Senior Funding, Inc.

The transaction is not subject to a financing condition.

The transaction is expected to close in the second half of 2022, subject to the satisfaction of customary closing conditions, including regulatory approvals and approval by CMC Materials shareholders.

Advisors

Morgan Stanley & Co. LLC is serving as exclusive financial advisor and Skadden, Arps, Slate, Meagher & From LLP is serving as legal counsel to Entegris. Goldman Sachs & Co. LLC is serving as financial advisor to CMC Materials, and Wachtell, Lipton, Rosen & Katz is serving as legal counsel.

Conference Call and Webcast

Entegris and CMC Materials will host a conference call and online webcast today, December 15, 2021, at 8:00 a.m. Eastern Time to discuss the transaction. The conference call can be assessed by dialing toll-free (877) 270-2148 or (412) 902-6510 for international callers requesting the Entegris and CMC Materials call. A live webcast of the conference call will be available on the investor relations section of each company’s website at Entegris investor.entegris.com and CMC Materials cmcmaterials.com/investors as well as the transaction website at www.EntegrisCMCTransaction.com.

A replay of the call will be available from December 15, 2021 to December 29, 2021 by dialing (877) 344-7529 (U.S.), (855) 669-9658 (Canada) or (412) 317-0088 (International) and using the passcode 9724655. A replay of the webcast can be accessed via each company’s IR website.

Presentation and Infographic

Associated presentation materials and an infographic regarding the transaction will be available on the investor relations site of each company’s website at investor.entegris.com and cmcmaterials.com/investors as well as a transaction website at www.EntegrisCMCTransaction.com.

About Entegris

Entegris is a world-class supplier of advanced materials and process solutions for the semiconductor and other high-technology industries. Entegris has approximately 6,600 employees throughout its global operations and is ISO 9001 certified. It has manufacturing, customer service, and/or research facilities in the United States, Canada, China, France, Germany, Israel, Japan, Malaysia, Singapore, South Korea, and Taiwan. Additional information may be found at www.entegris.com.

About CMC Materials

CMC Materials, Inc., headquartered in Aurora, Illinois, is a leading global supplier of consumable materials primarily to semiconductor manufacturers. The company’s products play an important role in the production of advanced semiconductor devices, helping to enable the manufacture of smaller, faster and more complex devices by its customers. CMC Materials is also a leading provider of performance materials to pipeline operators. The company’s mission is to create value by delivering high-performing and innovative solutions that solve its customers’ challenges. The company has approximately 2,200 employees globally.

Contacts

Entegris, Inc.:

Bill Seymour
Vice President of Investor Relations
(952) 556-1844
bill.seymour@entegris.com

CMC Materials, Inc.:

Colleen Mumford
Vice President, Communications and Marketing
(630) 499-2600
Colleen.Mumford@cmcmaterials.com

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Entegris, Inc. (“Entegris”) and CMC Materials, Inc. (“CMC”). In connection with the proposed transaction, Entegris intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of CMC and that also constitutes a prospectus of Entegris. Each of Entegris and CMC may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or Registration Statement or any other document that Entegris or CMC may file with the SEC.  Any definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of CMC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Entegris and CMC, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Entegris will be available free of charge on Entegris’ website at http://Entegris.com or by contacting Entegris’ Investor Relations Department by email at irelations@Entegris.com or by phone at +1 978-436-6500. Copies of the documents filed with the SEC by CMC will be available free of charge on CMC’s website at www.CMCmaterials.com/investors or by contacting CMC’s Investor Relations Department by email at investors@CMCmaterials.com by phone at +1 630-499-2600.

Participants in the Solicitation

Entegris, CMC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Entegris is set forth in Entegris’ proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 17, 2021, and Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 5, 2021. Information about the directors and executive officers of CMC is set forth in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on January 19, 2021, and CMC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021, which was filed with the SEC on November 12, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus included in the Registration Statement, and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Registration Statement and the proxy statement/prospectus carefully when these become available before making any voting or investment decisions. You may obtain free copies of these documents from Entegris or CMC using the sources indicated above.

Cautionary Note on Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements, including statements relating to anticipated results of operations, business strategies of Entegris, CMC and the combined company, anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on Entegris’ and CMC’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of CMC’s and Entegris’ operations or operating results, are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Entegris’ and CMC’s control, and could cause actual results to differ materially from those indicated in such forward-looking statements. These factors and risks include, but are not limited to, (i) weakening of global and/or regional economic conditions, generally or specifically in the semiconductor industry, which could decrease the demand for Entegris’ and CMC’s products and solutions; (ii) the parties’ ability to meet rapid demand shifts; (iii) the parties’ ability to continue technological innovation and introduce new products to meet customers’ rapidly changing requirements; (iv) Entegris’ and CMC’s ability to protect and enforce intellectual property rights; (v) operational, political and legal risks of Entegris’ and CMC’s international operations; (vi) the increasing complexity of certain manufacturing processes; (vii) raw material shortages, supply and labor constraints and price increases; (viii) changes in government regulations of the countries in which Entegris and CMC operate; (ix) the fluctuation of currency exchange rates; (x) fluctuations in the market price of Entegris’ stock; (xi) the level of, and obligations associated with, Entegris’ and CMC’s indebtedness; (xii) the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and (xiii) other risk factors and additional information.  In addition, risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Entegris’ businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with CMC’s ability to obtain the approval of the proposed transaction by its stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a regulatory consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the outcome of any legal proceedings related to the merger, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction.  While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and proxy statement/prospectus are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For a more detailed discussion of such risks and other factors, see Entegris’ and CMC’s filings with the Securities and Exchange Commission, including under the heading “Risks Factors” in Item 1A of Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 5, 2021, and CMC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021, which was filed with the SEC on November 12, 2021 and in other periodic filings, available on the SEC website or www.Entegris.com or www.cmcmaterials.com. Entegris and CMC assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Exhibit 99.2